EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on January 28, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Resignation of Atty. Santiago Dionisio R. Agdeppa as director of the Company effective February 1, 2025; and

(b)
Declaration of a cash dividend in the amount of P12,150,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending March 15, 2025, payable on March 15, 2025 to the holder of record as of February 11, 2025.

 The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared.

8

January 28, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the resignation of a director of the Company.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,348 As of December 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
January 28, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on January 28, 2025, the Board accepted the resignation of Atty. Santiago Dionisio R. Agdeppa as director of the Company, effective February 1, 2025, due to his retirement from the Social Security System. The Board extended its appreciation to Atty. Agdeppa for his invaluable contributions to the Company and wished him further success in his upcoming pursuits.

The resignation of Atty. Agdeppa is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

January 28, 2025

January 28, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend in the amount of P12,150,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending March 15, 2025, payable on March 15, 2025 to the holder of record as of February 11, 2025.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,348 As of December 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
January 28, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on January 28, 2025, the Board declared a cash dividend in the amount of P12,150,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending March 15, 2025, payable on March 15, 2025 to the holder of record as of February 11, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

January 28, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : January 28, 2025